                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2019/08/28: UMC will attend investor conferences on 2019/09/04

99.2                 Announcement on 2019/09/09: August Revenue

99.3                 Announcement on 2019/09/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2019/09/04

1. Date of the investor conference: 2019/09/04

2. Time of the investor conference: 09:00 AM

3. Location of the investor conference: Grand Hyatt Hotel Taipei, Taiwan

4. Brief information disclosed in the investor conference:

The Company will attend the “20th Asian Technology Conference”, held by Credit Suisse

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2019/07/24

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

September 9, 2019

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of August 2019.

1)	Sales volume (NT$ Thousand)

Period	Items	2019	2018	Changes	%
August	Net sales	13,184,069	13,180,907	3,162	0.02%
Year-to-Date	Net sales	95,526,360	103,879,565	(8,353,205)	(8.04)%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	7,837,500	7,757,500	20,166,420

Note : On March 6,2019, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 250 million. The actual amount lent to USC(Xiamen) as of August 31, 2019 was US$ 40 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	90,748,888
UMC (Note2)	14,953,950	14,801,310	90,748,888

Note1 : On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2 : On February 22, 2017, March 7, 2018, October 24, 2018 and July 24, 2019, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 477 million.

4)	Financial derivatives transactions :

aNot under hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	16,192,331	2,437,463	0
Fair Value	0	0	4,347	0
Net profit (loss) from Fair Value	0	0	786	0
Written-off Trading
Contracts	0	0	25,575,115	0
Realized profit (loss)	0	0	(26,823)	0

Exhibit 99.3

United Microelectronics Corporation

For the month of August, 2019

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of July 31, 2019	Number of shares as of August 31, 2019	Changes
Vice President Vice President Vice President	Ming Hsu Steven S Liu Eric Chen	413,000 500,000 500,000	373,000 0 350,000	(40,000) (500,000) (150,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of July 31, 2019	Number of shares as of August 31, 2019	Changes
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